NATURALNANO, INC.

13613 Gulf Boulevard

Madeira Beach, FL 33163

______________________________

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

______________________________

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement, which is being mailed on or about June 28, 2016 to the holders of record of shares of common stock, $0.001 par value (the "Common Stock"), of NaturalNano, Inc., a Nevada corporation (the "Company"), is being furnished in connection with the change in the majority of the directors to the Board of Directors of the Company (the "Board").

On June 15, 2016, Isaac Onn resigned from his position as a director of the Company .

On June 15, 2016, Alex Ruckdãschel resigned from his position as a director of the Company, even though the Company only received his resignation letter on June 20, 2016.

On June 21, 2016, Colm Wrynn was elected as a director of the Company

Effective as of June 23, 2016, in connection with the transactions contemplated by the Share Exchange Agreement dated June 23, 2016 (the "Exchange Agreement") among the Company, Omni Shrimp, Inc., a Florida corporation ("Omni") and the shareholders of Omni, the three shareholders of Omni exchanged all the issued and outstanding shares of stock of Omni to the Company in consideration for 28,500 shares of a newly created Series E Preferred Stock of the Company. As a result of their ownership of the Series E Preferred Stock, the shareholders of Omni acquired the right to vote 95% of the voting control of the Company. At the effective time of the Exchange Agreement, (i) James Wemett resigned from all his positions as an officer of the Company, (ii)(a) Mr. Wemett will resign as a director of the Company, and (ii)(b) Daniel Stelcer will be appointed in his stead effective as of ten (10) days after the mailing to the shareholders of the Company of this Information Statement pursuant to Rule 14f-1.

The Board of Directors of the Company elected Colm Wrynn as President and Chief Executive Officer, and Daniel Stelcer as Chief Operating Officer and Secretary. To fill a vacancy, Mr. Wrynn was appointed as a director effective June 21, 2016. Mr. Stelcer was also appointed as a director of the Company, effective as of ten (10) days after the delivery to the shareholders of the Company of the Information Statement, each to serve until their respective successors are duly appointed and qualified. The appointment of Mr. Wrynn and Mr. Stelcer as directors of the Company were made in connection with the Exchange Agreement.

Except as set forth above, there are no arrangements or understandings between members of both the former and new control persons and their associates with respect to the election of directors of the Company or other matters.

No action is required by the stockholders of the Company in connection with the actions described in this Information Statement. Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders of this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders.

The information contained in this Information Statement concerning Colm Wrynn and Daniel Stelcer has been furnished to the Company by such persons and the Company assumes no responsibility for the accuracy or completeness of such information. The previous principal of the Company assumes the responsibility for the accuracy and completeness of the information provided herein relating to the Company prior to June 23, 2016. The principal executive offices of the Company are currently located at 13613 Gulf Boulevard, Madeira Beach, Florida 33163.

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GENERAL

One June 22, 2016, there were 2,911,658 shares of Common Stock, 5,000 shares of Series B Preferred Stock and 100 shares of Series D Preferred Stock outstanding. As a result of the consummation of the transaction contemplated by the Exchange Agreement, the Series B and Series D Convertible Preferred Stock were surrendered. The Board currently consists of two members, James Wemett and Colm Wrynn. Daniel Stelcer was appointed as a director of the Company and James Wemett will resign as a director of the Company, both effective as of ten (10) days after the mailing to the shareholders of the Company of this Information Statement pursuant to Rule 14f-1, and following such date, Messrs. Wrynn and Stelcer will serve as the sole directors of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of the current directors and executive officers of the Company as of June 23, 2016.

Name	Age	Positions and Offices

Colm Wrynn	45	President, Chief Executive Officer and Director

Daniel Stelcer	46	Chief Operating Officer, Secretary and Director Designee

James Wemett	68	Director

Ten (10) days after the delivery to the stockholders of the Company of this Information Statement pursuant to Rule 14f-1, Mr. Wemett will no longer be a director of the Company and Mr. Stelcer will become a director of the Company.

Mr. Wrynn, age 45, has more than twenty-years of experience assisting emerging growth companies to achieve their business objectives. His duties have included advising, operating, investing and providing emerging growth companies in a variety of industries with debt and equity capital, financial structuring and strategies for growth. Additionally, Mr. Wrynn has provided consulting services to emerging growth companies that have included creation of and implementation of various strategies for acquisition, organic growth, re-capitalization, balance sheet optimization and operational streamlining. For the past five years, the majority of Mr. Wrynn's efforts have been expended on Fisherman's Ice and Bait as Principal. Mr. Wrynn is also a Principal of Madeira Beach Seafood LLC, a real estate holding company, The Garlic Knot Franchise Systems, as Managing Member and Vanguard Funding, LLC as a consultant. Previously, Mr. Wrynn was Managing Member of Breckenridge Fund, LLC and Deer Creek Fund, LLC, two investment funds specializing in equity, debt and asset backed loans to emerging growth companies. Additionally, in 2001, Mr. Wrynn co-founded the Garlic Knot, LLC, and has been an integral part of growing the entity into a fourteen unit franchise. Mr. Wrynn has a B.S. in Finance from St. John's University and an MBA from University of Phoenix .

Mr. Stelcer, age 46, has been a principal in Fisherman's Ice & Bait Inc. since 2012. Mr. Stelcer is also a principal in Madeira Beach Seafood LLC, a real estate holding company. Prior to his involvement in MBS, he was a managing partner in Touchcom Inc., a leading security integrator company based out of Burlington, MA. With his assistance and guidance, Touchcom pioneered the first cloud based electronic security system. In 2008, Touchcom was sold privately to the world's leading security solutions group, London based G4S http://www.g4s.us. London Stock Exchange Symbol: GFS. Mr. Stelcer has a B.S in Business Administration from Hofstra University.

The directors of the Company have been elected to serve until the next annual meeting of stockholders and until their successor(s) have been elected and qualified, or until their death, resignation or removal. Directors of the Company do not receive any compensation for their services as members of the Board of Directors, but may be entitled to indemnification and reimbursement for expenses incurred in connection with their attendance at Board of Directors' meetings. Officers are appointed by the Board of Directors and serve at the discretion of the Board.

To the best of the Company's knowledge, there are no proceedings to which any of the foregoing individuals or any associate of any such person, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

There are no familial relationships among our current officers and directors. Our officers and directors are not directors or officers in any other U.S. reporting companies, other than as disclosed herein. None of our directors or officers has been affiliated with any company that has filed for bankruptcy within the last ten years other than as described above. The Company is not aware of any proceedings to which any of the Company's current officers and directors, or any associate of any such person, is a party adverse to the Company or has a material interest adverse to it.

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Neither Mr. Wrynn nor Mr. Stelcer (i) beneficially owns any equity securities or rights to acquire any equity securities of the Company other than as disclosed below; (ii) has been involved in any transactions with the Company or had any business relationships with the Company or any of its directors, executive officers or affiliates of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act other than as disclosed in this Information Statement; and (iii) has been the subject of any civil regulatory proceeding or any criminal proceeding.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the Securities Exchange Act of 1934 and the rules issued thereunder, our directors and executive officers and any persons holding more than 10% of our common stock are required to file with the SEC reports of their initial ownership of our common stock and any changes in ownership of such common stock. Copies of such reports are required to be furnished to us. Based on the filings made with the SEC, we are not aware of any instances in the fiscal year ended December 31, 2015 when the executive officers, directors and owners of more than 10% of the outstanding shares of our common stock, did not comply with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Company does not currently have an audit committee, compensation committee or a nominating committee. The Company does not have an "audit committee financial expert" as defined in Item 407 of Regulation S-K. Neither of Messrs. Wemett, Wrynn or Stelcer can be considered as independent .

As a result of the change of control, the Board has not yet designated any committees.

EXECUTIVE COMPENSATION

The table set forth below summarizes the compensation earned by our named executive officers in 2015 and 2014.

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($) (a)	Bonus ($)	Stock Awards ($)(b)	Option Awards ($)(c)	Non- Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (d)	Total ($)

James Wemett President	2015	150,000	0	62,000	0	0	0	25,000	$237,000
James Wemett President	2014	150,000	0	32,969	0	0	0	10,000	$192,969

___________

(a)	The CEO's board approved salary is $150,000 per annum. For the years ended 2015 and 2014, $73,000 and $84,950 respectively were paid in cash and $77,000 and $65,050 respectively have been accrued.

(b)	The amounts in the column "Stock Awards" reflect the warrants grant date fair value recognized for financial statement reporting purposes for common stock warrants granted.

(c)

The amounts in the column "Option Awards" reflect the grant date fair value to be recognized for financial statement reporting purposes in accordance with ASC 718, for option awards granted pursuant to, and outside of, the NaturalNano Incentive Compensation Plans.

(d)	The amounts in the column "All Other Compensation" reflect the actual cash paid for being a member of the Board of Directors.

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Outstanding Equity Awards at December 31, 2015

The following tables summarize information concerning outstanding equity awards held by the named executive officer at December 31, 2015.

	Stock Warrant Awards
Name	Number of Securities underlying unexercised warrants (#) Exercisable	Number of Securities underlying unexercised warrants (#) Un-exercisable	Warrant Exercise Price($)	Warrant Expiration Date

James Wemett	2,941	None	$51.00	01/03/2016
James Wemett	50,000	None	$0.42	02/26/2023
James Wemett	100,000	None	$0.42	11/29/2018
James Wemett	35,000	None	$0.42	12/05/2018
James Wemett	50,000	None	$0.42	05/08/2019
James Wemett	200,000	None	$0.10	02/15/2025
James Wemett	200,000	None	$0.05	05/30/2025

	Stock Option Awards
Name	Number of Securities underlying unexercised options (#) Exercisable	Number of Securities underlying unexercised options (#) Un-exercisable	Options Exercise Price($)	Options Expiration Date

James Wemett	None	None	$0.00	N/A

Certain columnar information required by Item 402(p)(2) of Regulation SK has been omitted for categories where there was no compensation awarded to, or paid to, the named director during the year ended December 31, 2015.

Employment Agreements

The Company had no written or oral employment agreements with James Wemett.  Mr. Wemett joined the Company in the February 2009 and has agreed to provide services to the Company under an informal employment agreement. The Company has no written or oral employment agreements or arrangements with either of Messrs. Wrynn or Stelcer.

Compensation of the Board

James Wemett is also the President of the Company and was paid an annual fee of $25,000 for services in 2015 and $10,000 for services provided in 2014. See Executive Compensation above. Our independent director received grants aggregating 100,000 and 30,000 common stock warrants in 2015 and 2014, respectively for serving as a board member. Directors are reimbursed for their reasonable expenses incurred in attending all board meetings. Not all of the board members incurred expenses in attending board meetings.

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The following table shows compensation earned for the year ended December 31, 2015 for our independent directors who are not named executive officers who resigned effective June 15, 2016:

DIRECTOR COMPENSATION (1)

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (2)	Option Awards ($) (3)	Total ($)

Alexander Ruckdäschel (2)	none	$15,500	none	$15,500
Isaac Onn (3)	none	$5,500	none	$5,500

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(1)

Certain columnar information required by Item 402(k) of Regulation S-K has been omitted for categories where there was no compensation awarded to, or paid to, the named director during the year ended December 31, 2015.

(2)	The director was granted 100,000 warrants during the year ended December 31, 2015 with a fair market value of $15,500 determined using the Black Scholes valuation model.

(3)	The director was granted 25,000 warrants during the year ended December 31, 2015 with a fair market value of $5,000 determined using the Black Scholes valuation model.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists, as of June 23, 2016, the number of shares of Common Stock beneficially owned by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of the Company, and (iii) all officers and directors as a group.  Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The percentages below are calculated based on 2,911,658 shares of Common Stock issued and outstanding. Unless otherwise indicated, the business address of such person is c/o NaturalNano, Inc., 13613 Gulf Boulevard, Madeira Beach, Florida 33163.

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Officers, Directors, 5% Shareholders	No. of Shares	Beneficial Ownership

Geevagh LLC (1)	18,440,500	31.666%

DCDGG LLC (2)	18,440,500	31.666%

Omni Ventures, Inc . (3)	18,440,500	31.666%

James Wemett (4)(5)	2,614,115	54.44%
6215 Wilkins Tract
Livonia, New York 14487

All directors and executive officers as a group (3 persons) (1) (2) (3)	39,455,115	100%

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(1)

Geevagh LLC, a New York limited liability company is the holder of 9,500 shares of the Series E Convertible Preferred Stock. Each share of Series E Preferred Stock is convertible into shares of Common Stock according to a formula, which currently is based on the actual issued and outstanding shares as of the date of conversion (subject to certain adjustments). The 9,500 shares have the right to vote on an "as if converted " basis in the aggregate amount equal to 31.666% of the then outstanding shares of common stock of the Company. Colm Wrynn, President, CEO and Director is the sole beneficial owner of all the interests in Geevagh LLC, and disclaims beneficial ownership of the securities held by any other person.

(2)

DCDGG LLC, a New York limited liability company is the holder of 9,500 shares of the Series E Convertible Preferred Stock. Each share of Series E Preferred Stock is convertible into shares of Common Stock according to a formula, which currently is based on the actual issued and outstanding shares as of the date of conversion (subject to certain adjustments). The 9,500 shares have the right to vote on an "as if converted " basis in the aggregate amount equal to 31.666% of the then outstanding shares of common stock of the Company. Daniel Stelcer, Secretary, COO and Director Designee, is the sole beneficial owner of all the interests in DCDGG LLC, and disclaims beneficial ownership of the securities held by any other person.

(3)

Omni Ventures, Inc , a New York limited liability company is the holder of 9,500 shares of the Series E Convertible Preferred Stock. Each share of Series E Preferred Stock is convertible into shares of Common Stock according to a formula, which currently is based on the actual issued and outstanding shares as of the date of conversion (subject to certain adjustments). The 9,500 shares have the right to vote on an "as if converted " basis in the aggregate amount equal to 31.666% of the then outstanding shares of common stock of the Company. Linda GiamPietro, is the sole beneficial owner of all the interests in Omni Ventures LLC, and disclaims beneficial ownership of the securities held by any other person.

(4)

Includes (i) 2,000,000 warrants to purchase shares of common stock at $0.05 per share, which warrants are held by a corporation beneficially owned by Mr. Wemett, (ii) 2,941 warrants to purchase shares of common stock at $51.00 per share (iii) 185,000 warrants to purchase shares of common stock at $0.42 per share and (iv) 200,000 warrants to purchase shares of common stock at $0.10 per share.

(5)

Includes currently exercisable options to purchase 196 shares of common stock at $255.00 per share held by Technology Innovations, LLC ("TI"). Our current Board member, James Wemett is an equity holder of TI, which previously owned 56.3% of our outstanding common stock.

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CHANGE IN CONTROL

The statements made in this Information Statement referencing the Exchange Agreement are qualified in their entirety by reference to the terms of said agreement, and are expressly made subject to the more complete information set forth therein. The full text of the Exchange Agreement will be attached as an exhibit to the Current Report on Form 8-K anticipated to be filed with the Securities and Exchange Commission. Pursuant to the Exchange Agreement, the three shareholders of Omni exchanged all their issued and outstanding shares of stock of Omni to the Company in consideration for 28,500 shares of a newly created Series E Preferred Stock of the Company. Each share of Series E Preferred Stock is convertible into shares of Common Stock according to a formula, which currently is based on the actual issued and outstanding shares as of the date of conversion (subject to certain adjustments). The outstanding Series D Preferred Stock owned by Mr. Wemett, which entitled him to a 51% vote on all matters submitted to a vote of the shareholders of the Company, were surrendered in connection the change of control described herein. As a result of their ownership of the Series E Preferred Stock, the shareholders of Omni acquired the right to vote 95% of the voting control of the Company.

There are no arrangements or understandings among members of both the former and new control group and their associates with respect to the election of directors of the Company or other matters.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In connection with the transactions contemplated by the Exchange Agreement, Mr. Wemett released the Company from all debts owed to him in consideration for the transfer to Mr. Wemett of all the assets with respect to the business of (i) developing and commercializing material additives based on a technology utilizing halloysite nanotubes and (ii) reselling Ebola personal protective equipment (PPE) and ancillary supplies. Mr. Wemett also received a six (6) year warrant to purchase up to two million shares at an exercise price of $0.05 per share.

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